SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Caspian International Oil Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14766L108
(CUSIP Number)

Nurlan Janseitov
Chairman of the Board and Chief Executive Officer
Caspian International Oil Corporation
4265 San Felipe
Suite 1100
Houston, TX 77027
(713) 960-6618
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766L108	13D	Page 2 of 13 Pages

(1) Names of reporting persons NURLAN SATTAROVICH JANSEITOV
(2) Check the appropriate box if a member of a group	(a)	☒
(see instructions)	(b)	☐
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization KAZAKHSTAN
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 28,990,000
(8) Shared voting power -0-
(9) Sole dispositive power 28,990,000
(10) Shared dispositive power -0-
(11) Aggregate amount beneficially owned by each reporting person 28,990,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11) 46.2%
(14) Type of reporting person (see instructions) IN

CUSIP No. 14766L108	13D	Page 3 of 13 Pages

(1) Names of reporting persons TIMUR BERGALIYEV
(2) Check the appropriate box if a member of a group	(a)	☒
(see instructions)	(b)	☐
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization KAZAKHSTAN
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 29,136,847
(8) Shared voting power 0
(9) Sole dispositive power 29,136,847
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 29,136,847
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11) 46.4%
(14) Type of reporting person (see instructions) IN

CUSIP No. 14766L108	13D	Page 4 of 13 Pages

(1) Names of reporting persons CIOC ACQUISITION INC.
(2) Check the appropriate box if a member of a group	(a)	☒
(see instructions)	(b)	☐
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 0
(8) Shared voting power 0
(9) Sole dispositive power 0
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 0
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11) 0
(14) Type of reporting person (see instructions) CO

CUSIP No. 14766L108	13D	Page 5 of 13 Pages

Introduction

This Amendment No. 3 amends and supplements the Schedule 13D filed on December 3, 2008 by Nurlan Janseitov, Timur Bergaliyev and CIOC Acquisition Inc.  This Amendment is being filed for the purposes of clarifying information previously filed, providing additional detail with respect to the beneficial ownership of Messrs. Janseitov and Bergaliyev.  The intents of the Reporting Persons (as defined below) have not changed.

Item 1. Security and Issuer.

Common stock, par value $.001 per share (the “Common Stock”), of Caspian International Oil Corp. (the “Issuer”), whose corporate offices are located at 4265 San Felipe, Suite 1100, Houston, TX 77027.

Item 2. Identity and Background.

(a)           This Schedule 13D/A is filed by Nurlan Sattarovich Janseitov (“Janseitov”), who is the Chairman and Chief Executive Officer of the Issuer; Timur Bergaliyev (“Bergaliyev”), who is a member of the board of directors of the Issuer; and CIOC Acquisition Inc. (“CIOC Acquisition”), a newly formed Delaware corporation (collectively, the “Reporting Persons”).

(b)           Janseitov resides at House 4, Novaya Street, Koktyube-2, Almaty, Kazakhstan.  Bergaliyev resides at 10B Abay Street, Apt. 9, Almaty, Kazakhstan.  The business address of CIOC Acquisition is c/o Eisenberg & Sima, LLP, Empire State Building, 350 Fifth Avenue, Suite 6708, New York, NY 10118.

(c)           This Schedule 13D/A is filed by:

(i)           Janseitov with respect to shares owned directly by him.

(ii)           Bergaliyev with respect to shares owned directly by him.

(iii)           CIOC Acquisition with respect to shares that it is contractually bound to acquire pursuant to a definitive Contribution Agreement, dated December 1, 2008, by and among the Reporting Persons (the “Contribution Agreement”), pursuant to which Janseitov and Bergaliyev will contribute a total of 58,126,847 shares to CIOC Acquisition immediately prior to the consummation of a “short-form” merger (the “Merger”) of CIOC Acquisition with and into the Issuer under Section 253 of the Delaware General Corporation Law (the “DGCL”), with the Issuer as the surviving corporation.

(d)           The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 14766L108	13D	Page 6 of 13 Pages

(f)           Janseitov and Bergaliyev are citizens of Kazakhstan.  CIOC Acquisition is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration.

In August 2006, Janseitov acquired an aggregate of 6,000,000 shares or approximately 9.6% of the then outstanding shares of Common Stock as consideration for the contribution of his ownership interest in assets concurrently transferred to the Issuer.

On or about July 16, 2008, Janseitov acquired an aggregate of 22,990,000 shares in a series of private transactions with several shareholders in the Republic of Kazakhstan for $2,299,000, or $.10 per share.  Janseitov financed these acquisitions from personal funds.  This transaction increased Mr. Janseitov’s beneficial ownership of Common Stock from 9.6% to 46.2%.

In August 2006, Bergaliyev acquired an aggregate of 4,835,000 shares or approximately 7.8% of the then outstanding shares of Common Stock owned directly by him as consideration for the contribution of his ownership interest in assets concurrently transferred to the Issuer.  Also at such time, Bergaliyev indirectly owned 10,865,000 shares as follows: 7,000,000 shares were owned by Antonina Patrusheva, who is Bergaliyev’s mother and shares the same household with Bergaliyev (“Patrusheva”), and were acquired by Patrusheva as consideration for the contribution of her ownership interest in assets transferred to the Issuer in August 2006; and 3,865,000 shares were owned by Jenward Finance Ltd., a British Virgin Islands limited liability company that is wholly owned by Bergaliyev and over whose securities Bergaliyev has voting and dispositive power (“Jenward”), and were acquired by Jenward as consideration for the contribution of its ownership interest in assets transferred to the Issuer in August 2006.  Accordingly, as of such date Mr. Bergaliyev beneficially owned an aggregate of 15,700,000 shares or approximately 25.2% of the then outstanding shares of Common Stock.

On November 14, 2006, Bergaliyev sold 100,000 shares owned directly by him in a series of private transactions.  On December 8, 2006, Bergaliyev sold 2,000,000 shares owned directly by him in a series of private transactions.  Accordingly, as of such date Mr. Bergaliyev beneficially owned an aggregate of 13,600,000 shares or approximately 21.9% of the then outstanding shares of Common Stock.

In March and April 2008, Verniy Aktiv, a Kazakh investment fund whose sole beneficiary is Bergaliyev (“Verniy Aktiv”), acquired in a series of private transactions with several shareholders 9,196,847 shares for a total consideration of $2,621,101.30, or $0.285 per share.  These transactions increased Mr. Bergaliyev’s aggregate beneficial ownership to 22,796,847 shares or approximately 36.3% of the then outstanding shares of Common Stock.  The purchases were financed by Verniy Aktiv’s own capital, which had been contributed by Bergaliyev.

On or about November 5, 2008, Bergaliyev acquired an aggregate of 6,340,000 shares in a series of private transactions with several shareholders in the Republic of Kazakhstan for $317,000, or $.05 per share.  Also on such date, Bergaliyev consolidated his holdings by purchasing an aggregate of 20,061,847 shares as to which he previously shared indirect beneficial ownership, including those securities previously owned indirectly through Patrusheva, Jenward and Verniy Aktiv, for $.05 per share.  Accordingly, as of such date Mr. Bergaliyev directly

CUSIP No. 14766L108	13D	Page 7 of 13 Pages

owned an aggregate of 29,136,847 shares or approximately 46.4% of the then outstanding shares of Common Stock.  Bergaliyev financed these acquisitions from personal funds.

Although CIOC Acquisition currently owns no shares of Common Stock, it is contractually bound to acquire 58,126,847 shares or approximately 92.6% of the outstanding shares of Common Stock from Janseitov and Bergaliyev immediately prior to the consummation of the Merger pursuant to the Contribution Agreement.

Item 4. Purpose of Transaction.

The shares acquired by Janseitov in August 2006 were acquired as a result of the August 2006 transactions which effected a transfer of overseas assets into the Issuer.  Such shares were acquired with the purpose of effecting a “reverse merger” and to allow for the Issuer to raise money for development of such assets in US capital markets.  The shares acquired by Janseitov on or about July 16, 2008 were acquired in order to consolidate and further enhance Janseitov’s controlling interest in the Issuer and to position Janseitov for various courses of strategic action with respect to the Issuer.

The shares acquired by Bergaliyev, Patrusheva and Jenward in August 2006 were all acquired as a result of the August 2006 transactions which effected a transfer of overseas assets into the Issuer.  Such shares were acquired with the purpose of effecting a “reverse merger” and to allow for the Issuer to raise money for development of such assets in US capital markets.  The 9,196,847 shares acquired by Verniy Aktiv in March and April 2008 were acquired for investment purposes, and in order to consolidate and further enhance Bergaliyev’s controlling interest in the Issuer and to position Bergaliyev for various courses of strategic action with respect to the Issuer.  The shares acquired by Bergaliyev on or about November 5, 2008 were acquired in order to consolidate and further enhance Bergaliyev’s controlling interest in the Issuer and to position Bergaliyev for various courses of strategic action with respect to the Issuer.

On December 1, 2008, the Reporting Persons entered into the Contribution Agreement and agreed to act as a group as set forth in Section 13(d)(3) of the Act.  The Amendment No. 1 to Schedule 13D was filed by the Reporting Persons on December 3, 2008 to disclose these events.  Pursuant to the Contribution Agreement, Janseitov and Bergaliyev will contribute a total of 58,126,847 shares to CIOC Acquisition immediately prior to the consummation of the Merger of CIOC Acquisition with and into the Issuer under Section 253 of the DGCL, with the Issuer as the surviving corporation.  The Merger will enable Janseitov and Bergaliyev to acquire all of the shares they do not already own, and will provide a source of liquidity to shareholders of the Issuer other than Janseitov and Bergaliyev (the “Public Shareholders”).

Upon consummation of the Merger, (i) the Public Shareholders will receive cash in exchange for their shares of Common Stock, (ii) Janseitov and Bergaliyev will receive shares of Common Stock, and (iii) immediately following the Merger, Janseitov and Bergaliyev will own all equity interests in the Issuer.

Further, upon consummation of the Merger, Janseitov and Bergaliyev, together, will have complete control over the conduct of the Issuer’s business and will have the benefit of the right to participate in any future increases in the value of the Issuer and will bear the risk of any losses incurred in the operation of the Issuer and any decrease in the value of the Issuer.

CUSIP No. 14766L108	13D	Page 8 of 13 Pages

Further, upon consummation of the Merger, the Public Shareholders will no longer have any interest in, and will not be stockholders of, the Issuer and therefore will not participate in the Issuer’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of the Issuer.  The Public Shareholders also will not share in any distribution of proceeds after any sales of businesses of the Issuer, whether contemplated at the time of the Merger or thereafter.

Under the DGCL, no action is required by the board of directors or the shareholders of the Issuer in connection with the consummation of the Merger.

The Public Shareholders will have a statutory right to dissent from the Merger and demand payment of the fair value of their shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the Merger.

The Reporting Persons filed a Schedule 13E-3 with the Securities and Exchange Commission on December 3, 2008 that announced their intention to effect the Merger.

CUSIP No. 14766L108	13D	Page 9 of 13 Pages

Item 5. Interest in Securities of the Issuer.

(a)           Janseitov beneficially owns an aggregate of 28,990,000 shares, equal to 46.2% of the 62,757,028 shares outstanding as of September 30, 2008, as provided by the Issuer.  Bergaliyev owns an aggregate of 29,136,847 shares, equal to 46.4% of the 62,757,028 shares outstanding as of September 30, 2008, as provided by the Issuer.  CIOC Acquisition currently does not beneficially own any shares.

(b)           Janseitov has sole voting and dispositive control over the 28,990,000 shares reported herein.  Bergaliyev has sole voting and dispositive control over the 29,136,847 shares reported herein.  CIOC Acquisition currently does not have sole voting or dispositive control over any shares.

(c)           The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during 2008:

Common Stock Transactions – Janseitov

Holder	Date	Amount Purchased	Price Per Share	Where and How Effected
Janseitov	7/16/2008	5,990,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	5,250,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	5,149,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	3,000,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	1,000,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	1,000,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	500,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	270,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	270,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	190,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	180,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	130,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	25,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	10,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	4,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	3,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	3,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction
Janseitov	7/16/2008	2,000 shares	$.10	Private Transaction

CUSIP No. 14766L108	13D	Page 10 of 13 Pages

Common Stock Transactions – Bergaliyev

Holder	Date	Amount Purchased	Price Per Share	Where and How Effected
Bergaliyev	03/14/2008	5,790,000 shares	$0.285	Private Transaction
Bergaliyev	03/14/2008	315,000 shares	$0.285	Private Transaction
Bergaliyev	03/14/2008	650,000 shares	$0.285	Private Transaction
Bergaliyev	03/14/2008	10,000 shares	$0.285	Private Transaction
Bergaliyev	03/26/2008	207,500 shares	$0.285	Private Transaction
Bergaliyev	04/18/2008	1,156,500 shares	$0.285	Private Transaction
Bergaliyev	04/18/2008	650,000 shares	$0.285	Private Transaction
Bergaliyev	04/23/2008	54,000 shares	$0.285	Private Transaction
Bergaliyev	04/23/2008	29,450 shares	$0.285	Private Transaction
Bergaliyev	04/23/2008	5,000 shares	$0.285	Private Transaction
Bergaliyev	04/23/2008	300,000 shares	$0.285	Private Transaction
Bergaliyev	04/23/2008	29,397 shares	$0.285	Private Transaction
Bergaliyev	11/05/2008	3,135,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	2,000,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	50,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	50,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	3,865,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	550,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	5,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	7,000,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	450,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	6,765,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	1,806,500 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	50,000 shares	$.05	Private Transaction
Bergaliyev	11/05/2008	50,000 shares	$.05	Private Transaction

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.1
Share Exchange Agreement dated February 23, 2006 among CRSI Group, Inc. and the shareholders of Scientific Industrial Firm Dank  LLC., Central Geophysical Expedition LLC and A-Fidan, LLC (previously filed).

CUSIP No. 14766L108	13D	Page 11 of 13 Pages

10.2	Form of Share Purchase Agreement among Sellers and Verniy Aktiv (previously filed).
10.3	Contribution Agreement dated December 1, 2008, by and among CIOC Acquisition Inc., Nurlan Janseitov and Timur Bergaliyev (previously filed).
24.1	Power of Attorney (previously filed).
24.2	Power of Attorney (previously filed).
99.1	Joint Filing Agreement, dated December 1, 2008, between Nurlan Janseitov, Timur Bergaliyev and CIOC Acquisition Inc. relating to the filing of a joint statement on Schedule 13D (previously filed).

CUSIP No. 14766L108	13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2009
NURLAN SATTAROVICH JANSEITOV

	By:	/s/ Thomas C. Sima
Name: Thomas C. Sima
Title: Attorney-in-Fact

Dated: April 16, 2009	TIMUR BERGALIYEV

	By:	/s/ Thomas C. Sima
Name: Thomas C. Sima
Title: Attorney-in-Fact

Dated: April 16, 2009	CIOC ACQUISTION INC.

	By:	/s/ Thomas C. Sima
Name: Thomas C. Sima
Title: Secretary

CUSIP No. 14766L108	13D	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1
Share Exchange Agreement dated February 23, 2006 among CRSI Group, Inc. and the shareholders of Scientific Industrial Firm Dank  LLC. , Central Geophysical Expedition LLC. and  A-Fidan, LLC (previously filed).

10.2	Form of Share Purchase Agreement among Sellers and Verniy Aktiv (previously filed).
10.3	Contribution Agreement dated December 1, 2008, by and among CIOC Acquisition Inc., Nurlan Janseitov and Timur Bergaliyev (previously filed).
24.1	Power of Attorney (previously filed).
24.2	Power of Attorney (previously filed).
99.1	Joint Filing Agreement, dated December 1, 2008, between Nurlan Janseitov, Timur Bergaliyev and CIOC Acquisition Inc. relating to the filing of a joint statement on Schedule 13D (previously filed).